DD 2/20/13

SECURITIES [redacted] SSION

W

ANNU

13011305

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FEB 19 2013

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SEC FILE NUMBER
8-65981

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (U.S.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue 6th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai — 212-840-1602
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/22/13

OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (U.S.) Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

YUKIKO USHIJIMA
Notary Public, State of New York
No. 01US6181566
Qualified in New York County
Commission Expires Feb. 04, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of UOB Kay Hian (U.S.) Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition UOB Kay Hian (U.S.) Inc. as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 8, 2013

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	704,378
Receivable from affiliate		335,560
Due from clearing broker		7,573
Property and equipment - at cost, less accumulated depreciation and amortization		28,658
Other assets		59,768
	$	1,135,937
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	224,949
Payable to affiliates		150,680
		375,629
Commitments		
Liabilities subordinated to claims of general creditors		150,000
Stockholder's equity		
Common stock, $1.00 par value; 250,000 shares authorized, 2 shares issued and outstanding		2
Additional paid-in capital		549,998
Retained earnings		60,308
		610,308
	$	1,135,937

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

Revenues	
Commissions	$ 3,246,523
Research services	601,441
Interest income	986
	3,848,950
Expenses	
Employee compensation and benefits	1,686,972
Clearance fees	1,050,419
Professional fees	64,142
Occupancy	100,914
Communications	274,813
Regulatory fees	20,057
Research fees	671,607
Travel and entertainment	61,790
Depreciation and amortization	15,666
Interest Expense	1,675
Other operating expenses	37,667
	3,985,722
Loss before income tax provision	(136,772)
Income tax provision	3,300
Net loss	$ (140,072)

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2012	2	$ 2	$549,998	$200,380	$ 750,380
Net loss	-	-	-	(140,072)	(140,072)
Balance, December 31, 2012	2	$ 2	$549,998	$ 60,308	$ 610,308

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net loss	$ (140,072)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	15,666
Changes in assets and liabilities	
Receivable from affiliate	(217,174)
Due from clearing broker	(7,520)
Deposit with clearing broker	50,000
Income taxes receivable	398
Other assets	(19,831)
Accounts payable and accrued expenses	79,081
Payable to affiliates	102,181
Net cash used in operating activities	(137,271)
Cash flows from investing activities	
Purchase of fixed assets	(20,170)
Cash flows from financing activities	
Liabilities subordinated to claims of general creditors	150,000
Net decrease in cash and cash equivalents	(7,441)
Cash and cash equivalents, beginning of year	711,819
Cash and cash equivalents, end of year	$ 704,378
Supplemental cash flow disclosures	
Taxes paid	$ 2,902
Interest paid	1,675

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	-
Proceeds from subordinated notes		150,000
Repayment of subordinated notes		-
Balance, December 31, 2012	$	150,000

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New York. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards.

Subsequent Events
These financial statements were approved by management and available for issuance on February 8, 2013. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 22,767
Computer equipment	42,207
Office equipment	44,611
Leasehold improvements	28,102
	137,687
Less - Accumulated depreciation and amortization	109,029
	$ 28,658

3 - INCOME TAXES

The net income tax provision for the year ended December 31, 2012 consists of state and local taxes totaling $3,300.

The Company has net operating loss carryforwards of approximately $507,000 (federal), $578,000 (state) and $711,000 (local) as of December 31, 2012 that may be applied against future taxable income and that expire in various years through 2032. A valuation allowance has been established equaling 100% of the deferred tax asset totaling $276,000 at December 31, 2012.

Federal, state and local income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2012, the Company paid $1,033,371 in clearing charges to this company.

UOB Kay Hian Research Pte Ltd, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement. During the year ended December 31, 2012, the Company paid $671,607 in research fees to this company.

Receivable from affiliate totaling $335,560 consists primarily of commissions earned for the month of December 2012, due from UOB Kay Hian Private Limited.

4 - RELATED PARTY TRANSACTIONS (Continued)

Accounts payable to affiliates totaling $150,680 as of December 31, 2012 consists primarily of research fees owed to UOB Kay Hian Research Pte Ltd.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. It is a three year loan with the full principal amount due upon maturity on June 30, 2015. The loan has an interest rate of 2%, which is paid annually.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company's main office in New York City leases office space at annual rental of $52,332 from an affiliated company, UOB Realty (USA) Limited Partnership, which is 100% owned by a common shareholder of the Parent. The lease expires May 31, 2013 and is non-cancelable. The Company's Toronto branch leases office space under a tenancy agreement at annual rental of $27,840 through June 2013.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately $35,725 to be paid in 2013.

7 - MAJOR CUSTOMERS

The Company has two customers that accounted for 23% and 13%, respectively, of its revenue for the year ended December 31, 2012.

8 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2012 were approximately $10,459.

9 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2012, the Company had net capital of $333,300, which exceeded requirements by $233,300. The ratio of aggregate indebtedness to net capital was 1.13 to 1.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Computation of net capital		
Total stockholder's equity	$	610,308
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		760,308
Deductions and/or charges		
Non-allowable assets		423,986
Net capital before haircut on securities positions		336,322
Haircuts on securities positions		
Canadian obligations, included in cash and cash equivalents		3,022
Net capital	$	333,300
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	224,949
Payable to affiliates		150,680
Aggregate indebtedness	$	375,629
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	25,042
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	233,300
Excess net capital at 1,000%	$	295,737
Ratio: Aggregate indebtedness to net capital		1.13 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

UOB KAY HIAN (U.S.) INC.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
of UOB Kay Hian (U.S.) Inc.

In planning and performing our audit of the financial statements of UOB Kay Hian (U.S.) Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 8, 2013

UOB KAY HIAN (U.S.) INC.

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

UOB KAY HIAN (U.S.) INC.

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2012

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
UOB Kay Hian (U.S.) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by UOB Kay Hian (U.S.) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UOB Kay Hian (U.S.) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). UOB Kay Hian (U.S.) Inc.'s management is responsible for UOB Kay Hian (U.S.) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 8, 2013

UOB KAY HIAN (U.S.) INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2012		$ 9,601
Payment schedule:		
SIPC-6	7/27/12	4,095
SIPC-7	2/1/13	5,506
Balance due		$ -